February 22, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549-4628

Re:	Harry Winston Diamond Corporation
Form 40-F for the Fiscal Year Ended January 31, 2012
Filed April 24, 2012
File No. 001-33838

Dear Ms. Jenkins:

As requested in your letter to Harry Winston Diamond Corporation (the “Company”) dated January 24, 2013, please find below a detailed response to your comments. We have incorporated each of your comments, followed by our response.

Form 40-F for the Fiscal Year Ended January 31, 2012

Exhibit 99.6 – Consolidated Financial Statements
Notes to Consolidated Financial Statements, page 34
Note 2: Basis of Preparation, page 34
(g) Property, plant and equipment, page 36
(i) Depreciation, page 36

Comment 1

We note the disclosure in the footnotes to your January 31, 2011 financial statements prepared under Canadian GAAP (page 36 and 37) that the Company did not include estimates of indicated or inferred resources in its calculation of ore reserves used in the depletion base under the units-of-production method. We further note that you no longer include this disclosure in the footnotes to your January 31, 2012 financial statements prepared under IFRS. Please tell us whether you include any amount of measured, indicated or inferred resources in your depletion base under IFRS. Also tell us whether there have been any changes to your accounting policy for depletion upon adoption of IFRS.

Our response: We confirm that the Company does not include estimates of indicated or inferred resources in its calculation of ore reserves used in the depletion base under the units-of-production method under IFRS and that there were no changes to our accounting policy for depletion upon adoption of IFRS. We will prospectively amend our disclosure in the January 31, 2013 audited financial statements to read as follows:

The unit-of-production method is applied to a substantial portion of Diavik Diamond Mine property, plant and equipment, and, depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable ore reserves of the ore deposit being mined, or to the total ore deposit. The Company does not include estimates of measured, indicated or inferred resources in its calculation of ore reserves.

Comment 2

To the extent that you include any amount of measured, indicated or inferred resources in your depletion base under IFRS, explain to us in sufficient detail the basis for this conclusion and cite the authoritative guidance you now rely upon under IFRS to justify this conclusion. In your response, also tell us how you considered the following factors for each type of resource (e.g. measured, indicated or inferred), as applicable, in assessing the probability that such resources will be converted into reserves:

  The Company’s history of converting resources into reserves;

  The reasons for not undertaking the additional work to convert resources into reserves;

  The type of deposit(s), including the likelihood of converting to reserves;

  The closeness of the scheduled start of the work to convert resources into reserves;

  The variations in the chemical or physical characteristics of the orebody, which may significantly affect whether it is economically viable to extract and process resources;

  The Company’s preliminary assessment of the net present value of the resources and the sensitivity of that assessment to changes in key variables (e.g., commodity prices); and

  The extent to which the resource is currently accessible or will require additional cost to access the resource.

Our response: As noted under our response to Comment 1, we confirm that the Company does not currently include estimates of measured, indicated or inferred resources in its calculation of ore reserves used in the depletion base under the units-of-production method under IFRS.

Note 25: Explanation of Transition to IFRS, page 65

Comment 3

We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1, which you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied, describing the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the effect on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions.

Our response: We confirm that the Company applied the mandatory exemption on transition to IFRS related to estimates. There were no changes to previous estimates made under Canadian GAAP upon the transition to IFRS. The remaining mandatory exemptions outlined in IFRS 1 Appendix B were not applicable to the Company's transition to IFRS and as such the Company did not consider it necessary to outline this in the transition note to IFRS (Note 25).

(g) Deferred income tax liabilities, page 69

Comment 4

We note your disclosure on page 70 that for the fiscal year ended January 31, 2011, the accounting under IFRS resulted in an $18.4 million decrease in deferred income tax liabilities and an $18.4 million increase in deferred income tax recovery. Please further explain to us in sufficient detail how the accounting under IFRS resulted in this $18.4 million adjustment for the fiscal year ended January 31, 2011.

Our response:

Included in the Company’s Note 25(g)(i) is a narrative that outlines the significant components of the line titled “Recognition of new deferred tax balances” reported in the Note 25(g) table. The following is a roll-forward of the transactions recorded within this line item:

Transition date balance sheet adjustment:

Revaluation of foreign currency non-monetary assets and liabilities on transition (refer to explanation below)	$(24.4)
Additional deferred tax liability related to immaterial adjustments of prior period balances	8.0
IFRS Transition adjustment at February 1, 2010	(16.4)
Deferred tax recovery in 2011 related to the revaluation of foreign currency non-monetary assets and liabilities during FY2011 (refer to explanation below)	(18.4)*
Adjustment at January 31, 2011	$(34.8)

*Ties to paragraph (o) of Note 25

Under IFRS, in the determination of temporary differences, the carrying value of non-monetary assets and liabilities is translated into the functional currency at the historical rate of exchange and compared to its corresponding tax value translated into the functional currency at the current rate of exchange (thereby causing a temporary difference due to the change in the historical and the current translation rates). Under former Canadian GAAP, a deferred income tax asset or liability was not recognized for the temporary difference arising from the difference between the historical exchange rate and the current exchange rate translations of the cost of non-monetary assets or liabilities of integrated foreign operations (an operation with a functional currency that is different from its local currency) consistent with the requirements of US GAAP.

The majority of the Company’s foreign currency non-monetary assets and liabilities are denominated in Canadian dollars. The adjustment required to account for this additional temporary difference under IFRS was a reduction to deferred tax liabilities of $24.4 million on the transition date. As the Canadian dollar strengthened against the U.S. dollar during the fiscal year ended January 31, 2011, the overall taxable temporary difference related to non-monetary items decreased as compared to the amount calculated under Canadian GAAP, resulting in an additional $18.4 million decrease in deferred income tax liabilities and an $18.4 million increase in deferred income tax recovery.

Closing Comments

We hereby confirm to you the Company’s acknowledgement of the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you. If you have any further questions, please contact me at (416) 205-4378.

Sincerely,
Harry Winston Diamond Corporation

Wendy Kei
Chief Financial Officer, Mining Segment

cc:	Mr. Steve Lo Mr. John Archfield